

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

May 3, 2011

Peter G. Matthews, President
Rival Technologies, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: Rival Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 16, 2011**
> **File No. 0-49900**

Dear Mr. Matthews:

We note that your financial statements for the year ended December 31, 2009, were audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact or otherwise include such information in your Form 10-K for the fiscal year ended December 31, 2010.

Please advise us as to how you intend to address this matter by no later than May 17, 2011. If you have any questions, please call me at 202-551-3355.

Sincerely,

Terence S. O'Brien
Branch Chief